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July 5, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Faller

Re:	Cleantech Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed June 17, 2022
File No. 333-262431

Dear Mr. Faller:

On behalf of our client, CleanTech Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 1, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-4 (the “Last Amendment”).

The Company has filed via EDGAR Amendment No. 5 to the Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to Nauticus Robotics, Inc., a Texas corporation (“Nauticus”) or matters arising from Nauticus’ participation in the preparation of the Amendment, are based on our discussions with and information received from Nauticus or its counsel, Winston & Strawn LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 4 to Registration Statement on Form S-4 filed June 17, 2022

Ownership of the Post-Business Combination Company After the Closing, page 34

1.	We note your response to prior comment 4. Please explain further how you determined that Roth and Lake Street were not engaged for services provided in connection with this merger. In this regard, we note that the agreement with Roth filed as Exhibit 10.28 notes that CLAQ “has retained Roth Capital Partners, LLC . . . to provide the Company with certain advisory services . . . relating to the Company’s possible merger or other form of business combination transaction . . . between the Company and Nauticus Robotics, Inc.” Alternatively, tell us why such services were engaged.

Response: Both Roth Capital Partners, LLC and Lake Street Capital Markets, LLC were engaged in February 2022 after the Company have already entered into the merger agreement with Nauticus in December 2021. The Company confirms that the services rendered by both firms pursuant to their respective engagement agreements were disclosed on pages 35-36 and 117-118 of the Amendment.

Risk Factors

Nauticus has identified a material weakness in its internal control over financial reporting. This material weakness could..., page 45

2.	We note your revised disclosure in response to prior comment 5. Please revise to include a similar discussion here, or provide a cross-reference to your risk factor on page 65 where you disclose the detailed steps taken so far to remediate the identified material weakness in internal control over financial reporting. Similar revisions should be made to your discussion of Internal Control Over Financial Reporting on page 190.

Response: The Company has revised its disclosure on pages 47, 48, and 197 in response to the Staff’s comments.

We rely on a limited number of suppliers for certain raw materials and supplied components..., page 72

3.	This risk factors and the risk factor “Disputes with our subcontractors or the inability of our subcontractors to perform…“ on page 75 discuss potential risks related to your supply chain. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: The Company has revised its disclosure on pages 73, 74, 76, and 77 in response to the Staff’s comments.

The terms of certain of our current and likely future contracts are highly sensitive and we are limited in our ability to disclose such term, page 75

4.	You indicate that you are limited in your ability to disclose sensitive terms in certain contracts and agreements, “including terms that may affect our expected cash flows or the value of any collateral.” You also disclose that “[t]herefore, we have not allowed third parties to review the terms of these agreements.” Please disclose whether CLAQ or its advisors were unable to review the terms of any material agreements. If so, disclose how the CLAQ board considered this limitation in approving and recommending the business combination with Nauticus. In addition, please revise your disclosure to remove any implication that you will not comply with your disclosure obligations under the federal securities laws.

Response: The Company has revised its disclosure on page 76 in response to the Staff’s comments.

Certain Nauticus’ Projected Financial Information, page 118

5.	We note your response to prior comment 3 and your disclosure on page 119 that the “statements and disclosures in the table above, related to the RaaS service revenue, are subject to the same qualifications and assumptions described in Footnote (1) above.” Footnote (1) does not appear to include any assumptions or qualifications. Clarify, if true, that the information disclosed in the table is subject to the same qualifications and assumptions applied to the revenue projections disclosed under “Proposal 1 - The Business Combination Proposal - Certain Nauticus’ Projected Financial Information.”

Response: [ The Company has revised its disclosure on page 122 in response to the Staff’s comments.

6.	We note your disclosure on page 24 that the Hydronaut 1 is currently fulfilling charter days for a Large Confidential Government Contractor and that the “lease agreement for Hydronaut 1 was based on a usage rate of $6,000 per day, with no fixed number of operational days, beginning on January 31, 2022.” We further note your disclosure on page 121 appearing to describe the 18-month contract with a Large Confidential Government Contractor that states the Hydronaut “is not included in the lease portion, but instead is chartered through the engineering services portion of the contract as a direct cost to the program.” Advise whether Nauticus has a separate lease agreement for the Hydronaut 1 in addition to it being chartered to the Large Confidential Government Contractor through the engineering service portion of the contract provided as Exhibit 10.25. Disclose on page 121 if the 18-month Aquanaut lease began in June 2021, as disclosed on page 172. If the Hydronaut charter arrangement began after June 2021, but is contemplated by the June 2021 18-month agreement, please clarify this timing. If there are separate arrangements for the Hydronaut that began in June 2021 and/or January 2022, as applicable, please update your disclosure throughout the registration statement as appropriate.

Response: The Company has revised disclosure on pages 25 and 124 in response to the Staff’s comments. In addition, Company would like to clarify that (i) there is no contemplation of the Hydronaut in the 18-month lease agreement, and (ii) no separate contract was entered into by the parties in order to approve this separate arrangement.

7.	We note your response to prior comment 6. You disclose on page 121 that for the Aquanaut “some of the labor costs associated with such operations is accounted for through another contract.” Your revised disclosure on the same page says “[a]ll support costs for the Aquanaut and Hydronaut are included in the lease and charter fees charged to the customer.” Please clarify whether support costs include labor costs in this context. To help investors better understand how this arrangement is not “precisely” a RaaS lease, discuss the extent and type of costs that are or are not being provided by Nauticus for this contract that would be provided under an RaaS model.

Response: The Company has revised its disclosure on page 124 in response to the Staff’s comments.

8.	We note your statement on page 120 referring to the “commercial fleet size as disclosed in the investor deck.” Please include the referenced information from the investor desk in your disclosure.

Response: The Company has revised its disclosure on page 123 in response to the Staff’s comments.

Material U.S. Federal Income Tax Consequences, page 150

9.	We note you have filed the opinion of Winston & Strawn that the Merger will qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Please have counsel revise its opinion to also opine on the resulting material U.S. federal tax consequences to Nauticus stockholders who are receiving shares in the Merger. Revise to discuss these material tax consequences in this section and the related Q&A.

Response: The Company has revised its disclosure on pages 17, 154, and 159 to 161 in response to the Staff’s comments.

Related Party Loans, page 241

10.	We note your response to prior comment 7. Please update your disclosure regarding loans from Chardan Capital Markets, LLC, CLAQ’s Co-Sponsors, or the officers and directors as of the latest practicable date.

Response: The Company has updated the disclosure on pages 13, 40, 87 and 129 of the Amendment in response to the Staff’s comment.

Nauticus Robotics, Inc. Notes to Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-59

11.	We note your revised disclosure and response to prior comment 9. Please further revise to disclose more appropriate time bands of when you expect to recognize the approximately $49 million of unsatisfied performance obligation as of December 31, 2021 included in the “thereafter” category. Similar revisions should be made in your interim footnote disclosure on page F-80. Refer to ASC 606-10-50-13(b).

Response: The Company has revised its disclosure on pages F-60 and F-80 in response to the Staff’s comments.

General

12.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company has added disclosure on page 79 in response to the Staff’s comments

13.	We note that you have filed a preliminary proxy statement on Schedule 14A on June 17, 2022, to seek shareholder approval to amend the extension provisions of your current charter and Trust Agreement. Please update your registration statement to disclose whether you intend to extend the time to consummate a business combination and whether you intend to do so under your current charter and Trust Agreement or, if approved, the proposed amendments to your charter and Trust Agreement. Discuss the consequences of extending your time to consummate a business combination on the merger with Nauticus under the current or proposed provisions and the resulting benefits and detriments to public shareholders and the post-Business Combination company. Additionally, update your disclosure describing the Related Party Extension Loans and add appropriate disclosure about the conflicts and potential benefits to your Co-Sponsors, directors and officers if the charter amendment proposal and Trust Amendment proposals are approved instead of the existing extension provisions remaining in place. Lastly, consider what impact the extension provisions may have on your pro forma financial statements.

Response: The Company has added disclosure on pages 12, 38, 85-86 and 127-128 in response to the Staff’s comments. The Company believes if the extension proposal is adopted, the most probable scenario is the one-month extension of the SPAC, resulting in an additional $100,000 deposited in the trust account. Based on the uncertain nature of an extension occurring and the most probable scenario is not considered material, the pro-forma financial information has not been updated in the Amendment to reflect any extension proposal.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP
cc: Eli Spiro

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